ADVENTO, INC.

8 Jiang gang Qu, Ste 402

Hangzhou, China 310000

Tel: 011-86-13083976291

November 28, 2011

Ms. Jessica Dickerson or Mr. Craig Slivka

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Advento, Inc.

       Amendment No. 5 to

       Registration Statement on Form S-1

       Filed November 16, 2011

       File No. 333-174607

Dear Ms. Dickerson or Mr. Slivka,

We received your letter dated November 28, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 6 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 16, 2011:

Description of Business, page 19

Contract with “Galeon” Co. Ltd, page 22

1. We note your response to comment one of our letter dated November 4, 2011. However, we are unable to locate some of the disclosure you state that you have added. Please disclose, if true, that Galeon is not obligated to purchase anything under its contract with you.

Response:  We have added that Galeon is not obligated to purchase anything under its contract with us.

This letter responds to all comments contained in your letter dated November 4, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to us, at adventoinc@gmail.com or to the company's legal counsel Mr. David M. Loev, at:

David M. Loev
The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401

Tel: (713) 524-4110
Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ Liang Wei Wang

Liang Wei Wang, President